Mail Stop 6010

September 8, 2006

Ms. Barbara R. Smith
Senior Vice President and Chief Financial Officer
Faro Technologies, Inc.
125 Technology Park
Lake Mary, Florida 32746

      RE: **Faro Technologies, Inc.**
           Form 10-K for the fiscal year ended December 31, 2005
           Filed June 29, 2006
           File No. 0-23081

Dear Ms. Smith:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K for the period ending December 31, 2005

Managements Discussion and Analysis, page 23

1.   In future filing, please expand your MD&A disclosures to discuss managements assessment as to the impact significant litigation such as the Cimcore-Romer litigation and the class action suits have or may have on operations and liquidity.

Results of Operations, page 28

2.   We note in your analysis and discussion of the results of operations that changes in certain costs and expenses were the result of numerous factors, some offsetting others. For example, we see that gross margins were affected by product mix, higher service costs and price discounts. In future annual and interim filings, to more clearly comply with Item 303 of Regulation S-X, each individually significant factor contributing to the change should be quantified to the extent practicable and an explanation should be given as to why that factor changed. Management's assessment as to how these changes are expected to affect future operations should also be presented where possible.

Critical Accounting Policies, page 32

3.   We note that your discussion of critical accounting policies is merely a reiteration of the accounting policy as disclosed in the footnotes to the financial statements. We would expect you to describe the factors unique to each accounting policy, such as assumptions and estimates, which makes that policy critical to your financial and operating status. With regards to critical accounting estimates, we would expect you to describe the estimate, the methodology that you use to obtain it, any significant assumptions used by management to derive the estimate, and the nature and possible impact of reasonably likely changes in those assumptions. Explain the significance of the estimate to your financial statements and discuss any changes in the estimate made during the periods presented, as well as the reasons for the changes and the impact of the changes on your financial statements and overall financial performance. Please review these disclosure requirements and expand your disclosures accordingly in future filings.

Notes to Consolidated Financial Statements, page 43

Summary of Significant Accounting Policies, page 43

Inventories, page 43

4.   It is noted that you distinguish between inventory held for sale, sales demonstration inventory and service inventory. Please tell us in detail how you account for sales demonstration inventory and service inventory, from finished goods to its eventual disposition. Tell us why you believe they are properly classified as current assets on your balance sheet. Also, tell us whether or not you depreciate the equipment when it is used for demonstration and service purposes, the reasons therefore and the GAAP you rely upon to support your accounting and presentation of this type of inventory.

5.   We see during 2005 you changed your method of computing the pricing of inventory from average cost to FIFO. While we also see you indicate this change did not materially impact your 2005 results of operations, it is not clear why you do not appear to have included a preferability letter from your accountants as an exhibit 18 in your first applicable Form 10-Q filing following the change. Please either file this exhibit, tell us where it was previously filed or why you do not believe it is required to be filed. We may have further comments after reviewing your response.

Note 14 Income Taxes, page 55

6.   In future filings, please expand your note to disclose the aggregate dollar and per share effects of the favorable tax treatment. Refer to the guidance in SAB Topic 11-C.

Note 20 Geographic Data, page 63

7.   We see that in 2003 you began to manage and report global sales in three regions: the America, Europe/Africa and Asia/Pacific. We also see you have begun manufacturing in those regions for those particular regions. As discussed in paragraph 69 of the SFAS 131, a management approach to defining segments allows enterprises to present the information that they use internally. In future filings please provide the related disclosures required by paragraphs 25 and 26 of the statement. Also, since specific geographic areas can constitute operating segments, please provide supplemental support for your apparent conclusion that disclosures are only required under paragraph 37, 38 and 39 there under and

expand your segment reporting disclosures to more fully comply with the enterprise-wide disclosure requirements of paragraphs 37 through 39. For example, if revenue derived from any particular foreign <u>country</u> is material, disclose the name of the country and the amount of revenue from that country.

<u>Item 9A Controls and Procedures, page 65</u>

8.　　We refer to the Audit Report of Grant Thornton where they issued an adverse opinion on the company's internal control over financial reporting. Consistent with the Auditor Report, you describe certain material weaknesses in internal control over financial reporting which existed as of December 31, 2005. However, it is not clear how management concludes herein that the disclosure controls and procedures <u>were effective</u>, as indicated under Evaluation of Disclosure Controls and Procedures. Please tell us how management arrived at this conclusion. We may have further comments after reviewing your response. Revise the filing as necessary based on our comment.

<u>Certifications</u>

9.　　The Section 302 and 906 certifications were included with Form 10-K filed 6/29/06, Form 10-Q filed 6/29/06 and Form 10-Q filed 8/9/06. However, they do not contain conforming signatures. Please revise to include properly signed reports. Refer to Item 302 of Regulation S-T, which addresses signatures in electronic filings.

<u>Report of Independent Registered Public Accounting Firm, page 67</u>

10.　　Please tell us how this report complies with PCAOB Auditing Standard 2. We note this report does not appear to opine on management's assessment of the company's internal control over financial reporting or the effectiveness of the company's internal control over financial reporting. We may have further comments after reviewing your response. Revise the filing as necessary based on our comment.

　　　As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or me if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3603 with any other questions. In this regard, do not hesitate to contact Angela J. Crane, Accounting Branch Chief, at (202) 551-3554.

Sincerely,

Jay Webb
Reviewing Accountant